UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of: July 2011

Commission File Number: 001-08139

Zarlink Semiconductor Inc.
(Name of Registrant)

400 March Road
Ottawa, Ontario, Canada K2K 3H4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                      ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                  ☐                                 No           ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On July 29, 2011, Zarlink Semiconductor Inc. issued a press release announcing that further to the press release of Zarlink on July 25, 2011 announcing the adoption of a limited duration shareholder rights plan (the "Rights Plan"), the Toronto Stock Exchange determined on July 27, 2011, in accordance with its rules, to defer its consideration of the acceptance for filing of the Rights Plan until the appropriate securities commission has had the opportunity to consider whether it will initiate proceedings under securities laws with respect to the Rights Plan. The deferral does not affect the operation of the Rights Plan which remains effective in accordance with its terms.

Exhibit No.	Description

99.1	Press release dated July 29, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zarlink Semiconductor Inc.

Dated: July 29, 2011                                                                       By: /s/ Andre Levasseur
  Andre Levasseur
  Senior Vice President of Finance and
              Chief Financial Officer